

May 27, 2015

Richard J Bessler
President, Chief Operating Officer
and Chief Financial Officer
iHeartMedia Inc.
200 East Basse Road
San Antonio, Texas 78209

     Re: **iHeartMedia Inc .**
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 19, 2015
              File No. 000-53354

Dear Mr. Bressler:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Terry French for

                           Carlos Pacho
                           Senior Assistant Chief Accountant